Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 132-02238

On May 28, 2002, Extended Systems and ViaFone, Inc. entered into an Agreement and Plan of Merger and Reorganization. The following information was posted to the Employee FAQs section of Extended Systems' intranet web site.

Q: ARE THERE ANY MORE DETAILS ON THE EXTENDED SYSTEMS BENEFIT PACKAGE (I.E. 401K PLAN, FLEXIBLE SPENDING ACCOUNTS, ETC.)?

A: Managers and Human Resources teams from ViaFone and Extended Systems are in the process of looking at each company's current benefit plans and determining what the best combination of benefits will be. We have committed to communicating what the benefit plans will be by the end of July. In general, Extended Systems offers a competitive benefits package that includes: Medical, Dental, and Vision Health Benefits; 401K; Flexible Spending Account; Life and Disability Insurance; Employee Stock Purchase Plan; Education Assistance; Computer Subsidy; Charitable Contribution Matching; Sick Leave; Vacation and Holiday Pay.

Q: HAS ANY DECISION BEEN MADE ON THE VACATION POLICY? THE PREVIOUS MOBILEQ VACATION POLICY ALLOWED EMPLOYEES TO RECEIVE 4 WEEKS OF VACATION AT THE BEGINNING OF THEIR 3RD YEAR OF SERVICE AND 5 YEARS AFTER 5 YEARS OF SERVICE. WILL THIS BE HONORED? ALSO, DOES EXTENDED SYSTEMS HAVE THE CONCEPT OF FLOATING HOLIDAYS? IF SO HOW MANY?

A: We are in the process of identifying what the vacation policy will be as part of the entire benefits package review. We will be communicating a decision on the vacation policy by the end of July as part of the overall benefits communication. Yes, Extended Systems does currently offer 10 paid holidays each year, which include one or two floating holidays depending on the holiday schedule for that year.

Q: HOW WILL THE STRIKE PRICE FOR OUR NEW OPTIONS BE DETERMINED? WILL IT BE THE LOWEST STOCK PRICE OVER A DATE RANGE?

A: Extended Systems' stock options granted to its employees are generally incentive stock options, or ISO's. ISO's are granted with an exercise price, or strike price, equal to the fair market value of the stock on the date of the grant, as reported on the Nasdaq National Market System.

Q: WAS ANY CONSIDERATION GIVEN TO ALLOW VIAFONE EMPLOYEES TO HAVE A PORTION OF THEIR EXTENDED SYSTEMS OPTIONS VEST IMMEDIATELY? OR AT LEAST MONTHLY DURING THE FIRST YEAR JUST LIKE IN THE YEARS FOLLOWING THE FIRST YEAR?

A: At this point in time the plan is to continue with the current vesting schedule for Extended Systems' Stock Options. Extended Systems' plan provides that 25% of the options will vest one year from the grant date and 1/48th of the options will vest monthly thereafter, so that the options will be fully vested and exercisable four (4) years from the date of grant, subject to the optionee's continued service to Extended Systems on the relevant vesting dates.
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Q: WHEN IS THE EARLIEST THAT WE CAN EXPECT A SALARY REVIEW? THESE WERE SUPPOSED
TO BE SCHEDULED FOR OCTOBER 2001 AND THEN MOVED TO JUNE 2002 AND NOW SUSPENDED UNTIL ? . SOME PEOPLE IN THE TORONTO OFFICE HAVE NOT HAD SALARY ADJUSTMENTS FOR ALMOST 2 YEARS.

A: Following the close, Extended Systems will be integrating ViaFone employees into our current quarterly salary review schedule. Factors such as the date of an employee's last increase, performance, and current salary compared to the market data are all taken into consideration. Dates of salary increases for employees will vary based on these factors. Extended Systems' next scheduled salary review is for raises taking effect October 1, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.